PACIFIC BOOKER MINERALS INC.

PACIFIC BOOKER MINERALS INC.
#1702 - 1166 Alberni Street Vancouver, BC V6E 3Z3
Telephone: (604) 681-8556	Toll Free: 1-800-747-9911	Fax: (604) 687-5995
Email: info@pacificbooker.com	Symbol: bkm - tsx venture	Website: pacificbooker.com

NEWS RELEASE

TSX Venture Exchange Symbol - BKM

CUSIP #69403 R 10 8

Pacific Booker Minerals Inc. Fall - Winter Work Program - Metallurgical Test Results

Vancouver B.C. November 28, 2005 - Pacific Booker Minerals Inc., in consultation with Beacon Hill Consultants (1988) Ltd and Knight Piesold Ltd., will commence a drill program to complete pit delineation and geotechnical drilling at the Morrison property.  This drill program will also include geotechnical drilling for the waste disposal area and condemnation drilling.  The information obtained from the drill program will be used to determine the geotechnical criteria for pit wall design, the waste disposal site design and mine plant foundation design.  Twenty-four holes will be drilled for a total length of 3,685 metres plus 35 geotechnical test-pits will be excavated on the waste disposal site and plant site.

Process Research Associates Ltd. has completed a metallurgical test-work program to establish a metallurgical database for the Morrison Project. The database will be used to establish design criteria in conjunction with other disciplines to determine mining and resource estimates.  The findings of the report confirm earlier findings by International Metallurgical and Environmental Inc.  A news release dated August 28, 2002, stated “Pacific Booker initiated preliminary metallurgical test work by International Metallurgical and Environmental Inc. on the three basic potential ore types: mineralized BFP, mineralized sediment and fracture filling clay carbonate altered zone.  Initial results indicated that the metallurgical recoveries would be very similar to the recoveries achieved at the nearby Bell Mine.”  To view the Process Research Associates Ltd. metallurgical report, please visit Pacific Booker Minerals Inc.’s website, http://www.pacificbooker.com.

Pacific Booker Minerals Inc. owns 100% interest, subject to a final payment to Falconbridge, in the Morrison Property claims with no royalties on the NI 43-101 compliant resource.  To view information regarding Pacific Booker Minerals Inc., please visit the website http://www.pacificbooker.com.

On Behalf of the Board of Directors

”Erik Tornquist”

Erik Tornquist

No regulatory authority has approved or disapproved the information contained in this news release. This release includes certain statements that may be deemed “forward-looking statements”.  All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements.  Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, statements are not guarantees of future performance and actual results or developments may differ materially from the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploration successes, continued availability of capital and financing, general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms on this website (or press release), such as "measured,'' "indicated," and "inferred" "resources," that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 0-51453, which may be secured from us, or from the SEC's website at http://www.sec.gov/edgar.shtml